SUPPLEMENT TO THE
                           OFFER TO PURCHASE FOR CASH
                                  UP TO 17,500
                       BENEFICIAL ASSIGNMENT CERTIFICATES
                                       in
                        LIBERTY TAX CREDIT PLUS III L.P.
                                       for
                            $590 NET PER BAC IN CASH
                                       by
                        LEHIGH TAX CREDIT PARTNERS L.L.C.


     THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MAY 8, 1997, UNLESS EXTENDED.


     The Purchaser hereby supplements and amends its offer to purchase up to 17,500 of the issued and outstanding Beneficial Assignment Certificates ("BACs") in Liberty Tax Credit Plus III L.P., upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 10, 1997, this Supplement and the related Letter of Transmittal, as each may be amended from time to time. Capitalized terms used but not otherwise defined in this Supplement shall have the meanings ascribed to them in the Offer to Purchase.

                                  INTRODUCTION

     The "Introduction" to the Offer to Purchase is hereby supplemented and amended as follows:

     The Purchaser hereby amends the Offer to increase the Purchase Price to $590 per BAC, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, and this Supplement, as each may be supplemented and amended from time to time. The Purchase Price will be automatically reduced by $10 per BAC for each month (or part of a month) between May 31, 1997 and the date of transfer for BACs transferred after May 31, 1997.

                            -------------------------

   THE PURCHASE PRICE HAS BEEN INCREASED TO $590. BACs HOLDERS WHO HAVE ALREADY TENDERED THEIR BACS TO THE PURCHASER WILL AUTOMATICALLY RECEIVE THE INCREASED PURCHASE PRICE WITHOUT TAKING ANY FURTHER ACTION.

                            -------------------------

                                THE TENDER OFFER

     Section 11. Background of the Offer.

     Section 11 of the Offer to Purchase is hereby supplemented and amended as follows:

     The Purchaser commenced the Offer on April 10, 1997. By letter dated April 15, 1997, counsel for Everest contacted counsel for the Partnership and disclosed Everest's intention to commence an offer to purchase BACs at a price higher than $588.20 per BAC. Additionally, on April 15, 1997, Everest commenced an action (captioned Everest Properties, Inc. v. Liberty Tax Credit Plus III L.P., Related Credit Properties III L.P., Lehigh Tax Credit Partners L.L.C. et al. (C.A. No. 15660)) seeking a temporary restraining order (the "TRO Action") enjoining the Offer until the earlier of (i) Everest obtaining the list of BACs holders (the "List") in order to commence its competing offer and (ii) completion of the pending litigation in Delaware Chancery Court to obtain the List (captioned Everest Properties, Inc. v. Liberty Tax Credit Plus III L.P., et al. (C.A. No. 15531)). In its filed pleadings, Everest stated that the estimated offer price of $414 per BAC for a possible tender offer by Everest, as disclosed in the Offer to Purchase, was incorrect and Everest intended to offer BACs holders a price higher than the then-Purchase Price offered by the Purchaser.

     On April 16, 1997, counsel for the Partnership wrote to counsel for Everest and reiterated the Partnership's willingness to make the List available to Everest provided that Everest complied with the same terms and conditions as agreed to by the Purchaser and previously requested of Everest by the Partnership. On or about such date, the Purchaser and Everest commenced negotiations to settle the pending List litigation and the TRO Action. On April 18, 1997, Everest's motion in the TRO Action for a temporary restraining order enjoining the Purchaser's Offer was denied by the Delaware court and the court scheduled a hearing on a preliminary injunction for May 8, 1997.

     Prior to filing this Supplement with the Commission, Everest and the Purchaser entered into a settlement agreement (the "Everest Settlement Agreement", a copy of which has been filed as Exhibit (c)(4) to Amendment No. 1 of the Purchaser's Tender Offer Statement on Schedule 14D-1 filed with the Commission on April 24, 1997) pursuant to which, among other things, Everest was granted an option to purchase up to 25% of the BACs tendered in the Offer on the same terms and conditions as the Purchaser's purchase of BACs (the "Everest Option") and Everest dismissed the litigation to obtain the List and the TRO Action, without prejudice, and released the defendants in such actions (including the Purchaser and the Partnership), subject to compliance by such defendants with the terms of the Everest Settlement Agreement. Additionally, Everest agreed that neither it nor any of its affiliates will, directly or indirectly: (i) in any manner including, without limitation, by tender offer (whether or not pursuant to a filing made with the Commission), acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, any securities of the Partnership, except for (a) the BACs it acquires pursuant to the Everest Option and (b) purchases of de minimis amounts of BACs in the secondary market at the prevailing secondary market price (it being understood that the purchaser of such de minimis amounts of BACs shall be bound by the terms and conditions of the Everest Settlement Agreement); (ii) seek or propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation, dissolution or other similar transaction involving the Partnership; (iii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" or "consents" (as such terms are used in the proxy rules of the Commission) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Partnership; (iv) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Partnership; (v) disclose in writing to any third party any intention, plan or arrangement inconsistent with the terms of the Everest Settlement Agreement; or (vi) loan money to, advise, assist or encourage any person in connection with any action inconsistent with the terms of the Everest Settlement Agreement. The foregoing restrictions shall continue in full force and effect forever, in perpetuity, with respect to the securities of the Partnership if the Purchaser acquires BACs pursuant to the Offer and Everest (a) exercises the Everest Option, (b) does not exercise the Everest Option or (c) is deemed not to have exercised the Everest Option in accordance with the terms of the Everest Settlement Agreement. The foregoing discussion of the Everest Settlement Agreement is subject to and qualified in its entirety by reference to such agreement, which agreement is incorporated herein by reference.

     On April 24, 1997, the Purchaser amended the Offer to (a) disclose the settlement with Everest, (b) describe the Everest Option and (c) in light of Everest's disclosed intention of offering a price per BAC higher than previously offered by the Purchaser, increase the Purchase Price to $590.

     Section 12. Source of Funds.

     Section 12 of the Offer to Purchase is hereby amended as follows:

     The Purchaser expects that approximately $10,325,000 (exclusive of fees and expenses) would be required to purchase all of the BACs sought pursuant to the Offer, if tendered. Other than BACs purchased by Everest pursuant to the Everest Option, if any, the Purchaser presently contemplates that it will borrow all of such funds from one of its members, on substantially the same terms and conditions that such member borrows such funds under an existing credit facility it has available to it with the Lenders.

     If Everest exercises the Everest Option for 25% of all of the BACs sought pursuant to the Offer and 17,500 BACs are tendered and accepted for payment, the Purchaser expects that approximately $2,581,250 (exclusive of fees and expenses) of the aggregate purchase price would be paid by Everest. Everest has informed the Purchaser that Everest will obtain all such funds from investment funds Everest has raised from investors.

                                    * * * *

     For your convenience, we have included herewith another copy of the Letter of Transmittal. For BACs to be validly tendered pursuant to the Offer, a Letter of Transmittal, properly completed and duly executed, together with any other documents required by the Letter of Transmittal, must be received by the Information Agent/Depositary at its address on the back cover page of the Offer to Purchase on or prior to the Expiration Date.


                                               Lehigh Tax Credit Partners L.L.C.

April 24, 1997